Exhibit 3.13

CERTIFICATE OF FORMATION

OF

YCC HOLDINGS LLC

This Certificate of Formation is being executed as of October 20, 2006, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101, et seq.

The undersigned, being duly authorized to execute and file this Certificate, does hereby certify as follows:

1. Name. The name of the limited liability company is YCC Holdings LLC (the “Company”).

2. Registered Office and Registered Agent. The Company’s registered office in the State of Delaware is located at 160 Greentree Drive, Suite 101, City of Dover, Kent County, Delaware 19904. The registered agent of the Company for service of process at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the day and year first above written.

By:	/s/ Jamie E. Jedras
Jamie E. Jedras, an Authorized Person